SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
August 2014

Commission File Number 001-35571

Gold Standard Ventures Corp.

(Name of Registrant)

Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

GOLD STANDARD VENTURES CORP.

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

Exhibits 1.1 and 5.1(a) hereto are incorporated by reference as exhibits to the Company’s registration statement on Form F-3 (SEC File No. 333-196751), as may be amended and supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By: /s/ Richard Silas_____
Name: Richard Silas
Title: Corporate Secretary

Date: August 13, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated August 13, 2014, by Macquarie Capital Markets Canada Ltd. acting as lead underwriter and the Company.

5.1(a)	Opinion of Gregory T. Chu, a Law Corporation regarding the validity of the Offered Shares.

99.1	Press release, dated August 13, 2014, issued by the Company.